Domini Social Investments
536 Broadway, 7th Floor
New York, NY 10012

November 10, 2009
VIA ELECTRONIC MAIL
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Attn.: Mr. Christian Sandoe

Re:	Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)

Dear Mr. Sandoe:

	This letter is in response to comments we received from the Staff of the Securities and Exchange Commission (the "Commission") on October 26, 2009 and regarding Post -Effective Amendment Nos. 38 to the Registration Statement on Form N-1A (the "Registration Statement") filed by the Domini Social Investment Trust (the "Registrant") with the Commission on September 8,
2009.

	Below is a summary of the Staff's comments regarding the Registration Statement and the Registrant's responses thereto.

       1. Facing Page

a.	Comment: The Staff notes that the facing page of the Registration
Statement reflects that the filing will become effective on November 27, 2009, pursuant to paragraph (a)(1) of Rule 485 under the Securities Act of 1933, as amended. The Staff notes that such reference should be to paragraph (a)(2) of Rule 485 under the Securities Act of 1933.
Response: The Registrant hereby confirms that the reference to paragraph (a)(1) of Rule 485 on the facing page will be replaced with a reference to paragraph (a)(2) of Rule 485 under the Securities Act of 1933.

2. Prospectus Summary

	a.	Comment: With respect to the paragraph that precedes the fee table for each Fund the Staff requests that the Registrant conform the paragraph to the language set forth in Item 3 of Form N-1A.



Response:   The Registrant will move the sentence "This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund." from the last sentence to the first sentence of the paragraph in order to conform the presentation with Item 3 of Form N-1A.

	b. 	Comment: With respect to the Example set forth for each Fund please delete the phrase "except that the Fund's expenses during the one-year time period are reduced by the expenses reimbursement amounts reflected in the above fee table and the footnotes thereto."

	Response: The Registrant will remove the referenced language.

c. 	Comment: In connection with Domini Social Equity Fund's primary investment strategy, the Staff notes the Fund's policy to invest, under normal circumstances, at least 80% of its assets in equity securities and "related investments with similar economic characteristics". The Staff requests that the Registrant identify the securities that are "related investments with similar economic characteristics."

	Response:   The Registrant hereby confirms that "related investment with similar economic characteristics" refers to investments that have economic characteristics similar to equity investments such as preferred stock, convertible debt securities, rights, REITs, and warrants.

d.	Comment: In connection with the Domini Social Equity Fund's primary investment strategy, the Staff notes the Fund's investment approach incorporates "the adviser's social and environmental standards." The
Staff requests that the Registrant add more detail regarding the adviser's social and environmental standards.

The Staff notes that the same comment applies to the Domini
International Social Equity Fund and the Domini Social Bond Fund.

	Response:   The Registrant will add the following language to the
Principal investment strategy section for each Fund: Domini evaluates the Fund's potential investments against its social and environmental standards based on the businesses in which they engage, as well as on the quality of their relations with key stakeholders, including communities, customers, ecosystems, employees, investors, and suppliers. For additional information about the standards Domini uses to evaluate potential investments and the securities held by the Fund, and certain limitations on investments, please see "Socially Responsible Investing" in the prospectus. Domini reserves right to alter its social and environmental standards and their application, or to add new standards, at any time without shareholder approval.

	The Registrant confirms that it will make conforming changes for each Fund as applicable.

e.	Comment: In connection with the Domini Social Equity Fund's
Investment Results section, the Staff requests that the Registrant clarify the historical performance presented for the Institutional shares, Class A shares and Class R shares.

	Response:   The Registrant will revise the historical performance
description as follows: The returns presented in the table for periods prior to the inception of the Class A, Institutional and Class R shares reflect the performance of the Investor shares. Class A shares and Institutional shares commenced operations on November 28, 2008. Class R shares commenced operations on November 28, 2003. These returns have not been adjusted to take into account the lower expenses applicable to Class
A, Institutional, and Class R shares, but for Class A shares, the returns in the table reflect a deduction for the maximum sales charge. Updated information on the Fund's investment results can be obtained by visiting www.domini.com or by calling 1-800-582-6757.

f. 	Comment: With respect to the Domini Social Equity Fund's Investment
Results section, the Staff requests that the Registrant conform the second sentence of the paragraph with the requirements of Item 4(b)(2)(i) of Form N-1A.

	Response:   The Registrant will revise the Investment Results paragraph as follows: The bar chart and table below provide some indication of the risks of investing in the Fund by showing changes in the Fund's performance from year to year for Investor shares and by showing how the Fund's average annual total returns for 1, 5, and 10 years compare with those of a broad measure of market performance, the Standard and Poor's 500 Index (S&P 500), an unmanaged index of common stocks.
The returns for each class of the Fund will differ from Investor shares because of the different expenses applicable to those share classes.
The Registrant confirms that conforming changes will be made for each Fund as applicable.

g.	Comment: With respect to the Domini Social Equity Fund's Investment
Results section, the Staff requests that the Registrant delete the paragraph "Prior to November 30, 2006 . . .SSgA Funds Management Inc." The
Staff also requests that the language preceding the Bar Chart -- "Sales charges applicable to Class A shares . . . were included." -- be deleted
The Staff notes that the same comment applies to the Domini
International Social Equity Fund where applicable.

	Response: The Registrant will delete the referenced language. Conforming changes will be made for each Fund as applicable.


h. 	Comment: With respect to the Average Annual Total Returns, the Staff notes that the Class R line is indented. The Staff requests that the Class R line be aligned with the preceding share classes in the table.

	Response:   The Registrant will align the Class R row with the preceding share classes in the table.

i. 	Comment: With respect to the second sentence of the paragraph following the Average Annual Total Returns, the Staff requests that the word "marginal" be inserted after "individual".

	Response:   The Registrant will insert the word "marginal" as requested.
j.	Comment: With respect to the Portfolio Manager section, the Staff requests that the Registrant state only the name, title and length of service of each applicable portfolio manager and delete any additional language.
    The Staff notes that the same comment applies to each Fund.

Response:   The Registrant will state only the name, title and length of service of each portfolio manager for each Fund, as applicable.

k.	Comment: With respect to the Portfolio Turnover section for the Domini
International Social Equity Fund, the Staff requests that the Registrant delete the explanation included in the section regarding the accounting survivor.

	Response:   The Registrant will delete the last two sentences of the
Portfolio Turnover section for the Domini International Social Equity
Fund and insert the following: "During the most recent fiscal year, the portfolio turnover rate for the Domini International Fund's predecessor was XX% of the average value of its portfolio."

l.	Comment: With respect to the Principal Investment Strategies of the
Domini International Social Equity Fund, the Staff requests that the Registrant confirm in its written response that the Fund will invest at least 40% of its assets outside the United States.

Response:   The Registrant hereby confirms that the Domini International
Social Equity Fund intends to invest at least 40% of its assets outside the United States.

m.	Comment: With respect to the Investment Results section for the Domini
International Social Equity Fund, the Staff notes the Registrant's reference to the Domini International Social Equity Fund's retention of the performance of an "accounting survivor." The Staff requests that the Registrant provide its accounting survivor analysis in its written response.

Response:   The Registrant will provide the requested language
supplementally if applicable when the reorganization transaction is finalized.

n.	Comment: With respect to the Purchase and Sale of Fund Shares section, the Staff requests that the Registrant delete the paragraph "You may purchase shares . . . charge."

 Response:   The Registrant will delete the referenced language.

o.	Comment: With respect to the Tax information section, the Staff requests that the Registrant conform its disclosure regarding the eventual taxation of IRAs and 401(k)s to the language included in the Tax information section for the Guinness Atkinson Funds.

 Response:   The Registrant will revise the Tax Information sections as follows: The Funds' distributions are taxable, and will be taxed as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement, such as a 401(k) plan or an individual retirement account. Such tax-deferred arrangements may be taxed later upon withdrawal of monies from those arrangements. For additional information, please see Taxes in the Shareholder Manual and Taxation in the Statement of Additional Information.

3. More on the Funds' Investment Strategies

	a.	Comment: The Staff requests that the Registrant distinguish between the principal and non-principal investment strategies for each Fund.
Response:   The Registrant will identify primary and additional
investment strategies accordingly for each Fund.

b.	Comment: The Staff notes that that each Fund may retain investments that are not consistent with Domini's social and environmental standards to support shareholder advocacy activities, at Domini's discretion. The Staff requests that the Registrant clarify the meaning of shareholder advocacy activities.

Response:   The Registrant will delete the referenced language.
4. Shareholder Manual

		Comment: The Staff notes the inclusion of the Shareholder Manual and request confirmation in the Registrant's written response that the
Shareholder Manual is part of the prospectus.

	Response:   The Registrant hereby confirms that the Shareholder Manual is integrated with the prospectus and bound with the prospectus as part of one continuous document.

5. Back Cover

		Comment: The Staff notes that the reference to the SEC Public Reference Room telephone number should be updated as follows: 1-202-551-8090.

	Response:   The Registrant will update the SEC Public Reference Room
telephone number as requested.

       6.  Statement of Additional Information

Comment: The Staff notes that the Equity Fund has a fundamental policy which states that the Domini Social Equity Fund may not "Invest more than 25% of its assets in any one industry except that . . . if an investment objective or strategy of the Fund is to match the performance of an index and the stocks in a single industry compose more than 25% of such index, the Fund may invest more than 25% of its assets in that industry. The Staff also notes that the investment objective of the Domini Social Equity Fund may be changed by the Fund's Board of Trustees without shareholder approval upon 30 days notice of such change before any change to the investment objective is implemented
The Staff notes that changes to a policy regarding concentration require a '40 Act vote. The Staff is concerned that the concentration policy has allowed the Registrant to retain freedom of action without a shareholder vote.

Response:
Prior to November 30, 2006, the Domini Social Equity Trust, the Master
Trust in which the Equity Fund formerly invested substantially all of its assets, was a passively managed index fund. The Registrant notes that the fundamental policy referenced above has been in place since it was approved by shareholders in 2001 when the Equity Fund operated as a feeder fund investing in the Master Trust. The fundamental policy cannot be changed without shareholder approval. Pursuant to the policy, the concentration exception is not applicable unless the investment objective or strategy of the Fund is to match the performance of an index and the index is itself concentrated.

In 2006, the Equity Fund sought shareholder approval of new management and submanagement agreements and the related change in management fees in order to effect the Board's approval of a change in investment objective replacing the passive index strategy with an active management. As a result, the Equity Fund currently employs an active investment management strategy. The Prospectus states that shareholders must be given 30 days notice of any change in investment objective and that such a change must be approved by the Board of Trustees. The Fund states in the prospectus that it has no intention to change the Equity Fund's investment objective. Furthermore, it is otherwise unlikely that a change back to an index strategy could be implemented without shareholder approval of a new submanager or a different management fee structure. The Registrant respectfully submits that no further action is required with respect to this comment.

* * * * * *

	We hope that this letter addresses your comments with respect to the Registration Statement. If you should have any further questions, please do not hesitate to contact me at 212-217-1114.


						Sincerely,

						/s/ Megan L. Dunphy

						Megan L. Dunphy

cc:	Toby R. Serkin


November 10, 2009
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